Asset Acquisition Agreement

Amerigo Energy, Inc. of 2580 Anthem Village Drive, Henderson, NV 89052, desires to Acquisition the herein described selected assets from Le FLAV Spirits, LLC under the terms and agreements described in this Acquisition Agreement, to-wit:

1. Acquisition of selected assets including, but not limited to, all assets, trademarks, contracts, distribution agreements, formulas, licenses, existing inventory and rights to the "Le FLAV" spirits brands. This is to include Le FLAV Brooklyn Iced Tea, Chateau Le FLAV, Le FLAV Cocktails, Le FLAV Cognacs, LeFLAV Super Premium Vodka & Flavored Vodkas and all flavors currently in production and contemplated as it relates to this line.

2. Acquisition of the trademarks held by the Le FLAV Spirits, LLC and Le FLAV Spirits, LLC agents related to the Le FLAV Spirits line of production are included and attached on Exhibit 'A' attached hereto and made a part of this Agreement for all purposes. Le FLAV Spirits, LLC will give a limited warranty to Amerigo Energy, Inc. of title "by and through assignors, but not otherwise".

3. Acquisition of all of the inventory associated with the Le FLAV Spirits brands including, but not limited to, all empty bottles, Swarovski crystals, labels, boxes, and marketing pieces. Equipment and inventory will be sold "as is".

4. Acquisition price. The total Acquisition price will be made up as follows:

A. 360,000 shares of company common stock to be issued to the owners of Le FLAV Spirits, LLC

B. Warrants to Le FLAV Spirits, LLC to purchase two million (2,000,000) shares of stock at $1.00 per share, with 5 year exercise period, vested equally at 500,000 shares vested upon every 5,000 cases sold of vodka. (See attached Exhibit B).

C. $1 per bottle for the first 2,000,000 bottles sold. This will be treated as a convertible promissory note, convertible at $1.00 per share (at the option of the note holder). Promissory note bears interest at 8% per year. Note is transferable.

Payment will be made to Le FLAV Spirits, LLC (or entity it assigns) as set forth herein.

5. Terms of the convertible promissory note:

A. Principal payments equal to $1 per bottle sold, payable quarterly from receivables received from the distributors. Promotional bottles are not included in the per bottle calculation. Prepayment of first principal payment of $25,000 due 10 days from execution of this Acquisition agreement. Company has the ability to make principal and interest payments above what is earned from the 'per bottle' during the term. Unless otherwise satisfied, the balance of the promissory note is due by March 1, 2016.

B. Le FLAV Spirits, LLC shall retain a UCC filing on the assets of the company until such time as the convertible promissory note is satisfied.

C. Any payments not made by the 15th of the month following the end of a calendar quarter will be considered late and a $500 late fee will be imposed. If the Buyer misses two (2) consecutive quarters of payments then the Buyer will be considered in default and Seller will have the right to make final demand. If the Buyer does not cure the default of the late payments within five (5) days, then the Seller has the right to call in the balance of the note.

D. Conversion notices to the company shall be delivered in writing and the company will make best efforts to have the underlying shares issued within two
(2) business days.

6.    Date of closing shall be tentatively set as March 1, 2013.

7. All liquor sales occurring prior to the date of closing are excluded from the sales price.

8. Le FLAV Spirits, LLC warrants that the assets are free from liens, encumbrances, potential or existing litigation.

9. The legal jurisdiction for arbitration or litigation shall be in Clark, County Nevada.

10. By signing below, Amerigo Energy, Inc. and Le FLAV Spirits, LLC acknowledge that they have read and understand this Agreement and have received a copy of it. The undersigned warrants that their signatures are legally sufficient to bind the Amerigo Energy, Inc. and Le FLAV Spirits, LLC, respectively.


IN WITNESS WHEREOF, the parties have set their hands on the dates below with the effective date of this Acquisition Agreement being the 1st day of March 1, 2013.

Dated : February 26, 2013


Amerigo Energy, Inc.                          Le Flav Spirits, LLC

By: /s/ Jason F. Griffith                     By: /s/ Le Flav Spirits, LLC
__________________________                    ___________________________
Jason F. Griffith                             Anthony Capomaccio
President/CEO and Chairman                    Manager






                                  EXHIBIT 'A'

Assets being Acquired:

Domain name www.leflav.com
Twitter account@LeFlavSpirits

Recipes for:

Le FLAV
Bubba Gum Vodka
Grape Vodka
Brooklyn Iced Tea
Chateau Le FLAV
Le FLAV Cocktails
Le FLAV Cognacs

Trademarks (existing, applied for, and in process):

Le FLAV
Le FLAV Brooklyn Iced Tea
Chateau Le FLAV
Le Flav Cocktails
Le Flav Cognacs